
(PREPARE FOR AMENDMENT)

(DOWNLOAD FORM C-AR TEMPLATE)

Annual Report

(ADD ADMIN COMMENTS)

(VIEW FORM C)

BE ADVISED

This filing will not be reviewed by Wefunder.
The information below will be submitted to the SEC on your behalf.

Admin Only

Permission Level

We set the permission level for lawyers and others invited to the Form C so that they can't edit
the Form C until an admin deems it okay to edit the form.

admins_and_approved_users

Cover Page

Name of issuer:

SouveNEAR, LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: MO
Date of organization: 2/13/2014

Physical address of issuer:

4161 Holly St.
Kansas City MO 64111

Website of issuer:

http://www.souvenear.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$282,193.00	$288,233.00
Cash & Cash Equivalents:	$106,807.00	$194,524.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$79,873.00	$89,807.00
Long-term Debt:	$7,078.00	$8,470.00
Revenues/Sales:	$312,171.00	$245,013.00
Cost of Goods Sold:	$186,931.00	$136,040.00
Taxes Paid:	$0.00	$0.00
Net Income:	($53,043.00)	($17,968.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD,
MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC,
SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and
any notes, but not any instructions thereto, in their entirety. If disclosure in
response to any question is responsive to one or more other questions, it is not
necessary to repeat the disclosure. If a question or series of questions is
inapplicable or the response is available elsewhere in the Form, either state that it is
inapplicable, include a cross-reference to the responsive disclosure, or omit the
question or series of questions.

Be very careful and precise in answering all questions. Give full and complete
answers so that they are not misleading under the circumstances involved. Do not
discuss any future performance or other anticipated event unless you have a
reasonable basis to believe that it will actually occur within the foreseeable future. If
any answer requiring significant information is materially inaccurate, incomplete or
misleading, the Company, its management and principal shareholders may be liable
to investors based on that information.

THE COMPANY

1. Name of issuer:

SouveNEAR, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing
reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar
status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director

	Manager, SouveNEAR LLC	SouveNEAR LLC	2014
Suzanne Southard			
Tiffany King	Manager, SouveNEAR LLC	SouveNEAR LLC	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Suzanne Southard	Managing Member	2014
Tiffany King	Managing Member	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Tiffany King	42500.0 Class A Units	42.5
Suzanne Southard	42500.0 Class A Units	42.5

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Leisure travel is impacted by the health of the economy, security events, natural disasters, and other factors out of our control. Since our business is largely in airports, revenue could be adversely impacted if fewer people are traveling.

Airports are highly competitive locations in regards to securing opportunities to do business. We are forecasting based on expanding numbers of cities and machine locations. While funding secured will help us apply for more opportunities, there is no guarantee that we will be able to expand the business to enough locations to generate revenue as projected.

Current airport chain retailers who are already in many markets could begin carrying similar items or start a brand for locally-made items, moving more quickly than we as a small, young business with more limited financial resources are able to.

Leases may not be renewed. There is no guarantee that even if we are adding new airports we might not lose current revenue-generating locations.

Other vending machine companies / operators may try to compete by selling locally-made items.

The Company may never receive a future priced equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company. If neither the conversion of the SAFE nor a liquidity event occurs, the Purchasers could be left holding the SAFE in perpetuity. The SAFE have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Competition for tourist dollars is high. SouveNEAR will compete on the basis of artistic, local offerings in places where they are usually not offered; high visibility due to flexibility (more locations) and novelty of vending machine model. But, there will always be many souvenir options from which travelers can choose.

Tax matters: please consult your tax and legal advisors for tax implications of investing. The company is taxed as a Partnership.

At this point business operations rely very heavily on three partners. While all three are committed and thoroughly engaged, and while we hope to staff better with funding secured, anything catastrophic or unforeseen were to happen to one of the partners, business could be impacted.

The trend toward locally-made items may decline, causing an adverse effect on our business. We believe that it will still make sense for mementos/souvenirs to be from the place, but there is not a guarantee that our company's concept will attract customers as projected.

We publicly work with a large number of artist/maker vendors, sites, and contractors, as well as current and future staff. Although we try our best to work with reputable businesses and individuals, there's an inherent risk that negative publicity about an affiliated provider will negatively impact our revenue.

Investing in start-ups such as SouveNEAR involves a high level of risk. You should not invest any funds unless you are able to bear the entire loss of the amount invested.

The Class C Units which investors in the SAFE will receive if it converts have not yet been authorized by the company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class C	25,000	12,500	No ⌄
Class B	11,111	0	No ⌄
Class A	100,000	100,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2016	Section 4(a)(2)	Class A Units	$38,500	General operations
11/2018	Regulation D, Rule 506(b)	Class C Units	$200,000	General operations
8/2019	Regulation Crowdfunding	SAFE	$60,510	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Suzanne Southard's stepmother, Dianne Shumaker, invested $100,000 into the company in November, 2018 and now owns 6,250 units of Class C (non-voting) units.

Suzanne's stepsister, Megan Shumaker, invested $100,000 into the company in November, 2018 and now owns 6,250 Class C (non-voting) units.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

SouveNEAR sells locally-made art and goods from vending machines in airports and other tourist venues, offering alternatives to generic souvenirs made far away and stamped with the city name. With SouveNEAR, travelers easily find souvenirs they love, and local artists gain a larger audience. We have 20 machines between the Oakland, Sacramento, Kansas City, Newark and Cincinnati airports and one non-airport site. We've seen steady growth, with 400% rev increase 2015-2018 & projected increases again in 2020.

SouveNEAR plans to be a go-to national brand with a successful presence in major and midsize airports around the country, enhanced with a busy online marketplace. Travelers will settle for fewer mass-made generic souvenirs. Instead, they'll be able to grab locally-made gifts right from the airport, knowing they are supporting artists and makers living in that city.

Milestones

SouveNEAR, LLC was incorporated in the State of Missouri in February 2014.

Since then, we have:

- 400% growth in revenue from FY 2015 to FY 2018.

- Featured in USA Today, Time, NBC News, Travel+Leisure and more.

- Creative concept in HIGHLY visible locations - currently in 6 major airports. (We added machines in Sacramento CA and Las Vegas NV in 2019)

- 24,400 customer purchases in 2019, supporting 100+ local makers

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $312,171 compared to the year ended December 31, 2018, when the Company had revenues of $245,013. Our gross margin was 40.12% in fiscal year 2019, compared to 44.48% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $282,193, including $106,807 in cash. As of December 31, 2018, the Company had $288,233 in total assets, including $194,524 in cash.

- *Net Loss.* The Company has had net losses of $53,043 and net losses of $17,968 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $86,951 for the fiscal year ended December 31, 2019 and $98,277 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $22,500 in debt and $238,500 in equity, plus the Wefunder crowd investment SAFE raise.

We are using the proceeds of the SAFE raise as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital currently. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SouveNEAR, LLC cash in hand is $60,421, as of March 2020. Over the last three months, revenues have averaged $23,903/month, cost of goods sold has averaged $13,131/month, and operational expenses have averaged $18,330/month, for an average burn rate of $7,558 per month. Our intent is to be profitable in 12 months.

Our revenue, expenses and therefore runway have become very difficult to project due to the Coronavirus pandemic. We don't know when travel will resume at any rate close to normal.

As of now we are scheduled to launch new locations (Reno and Nashville) in 2020. (They were scheduled for Spring but we had to delay due to the pandemic). Expansion to new cities has a high front-end cost. We plan to take steps with long-term profitability in mind and we anticipate that there may short-term losses even with projected growing revenue, and particularly with the steep current decrease in sales.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.souvenear.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4
Financials 5
Financials 6

Appendix D: Director & Officer Work History

Suzanne Southard
Tiffany King

Appendix E: Supporting Documents

SouveNEAR_revised_operating_agreement__socials_and_home_addresses_removed_.pdf
Add new Form C attachment (admin only)



Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird SouveNEAR LLC SAFE
- SouveNEAR LLC SAFE

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4
- Financials 5
- Financials 6

Appendix D: Director & Officer Work History

- Suzanne Southard
- Tiffany King

Appendix E: Supporting Documents

- SouveNEAR_revised_operating_agreement__socials_and_home_addresses_removed_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SouveNEAR, LLC

By

Suzanne Southard

Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Tiffany King
Manager
6/3/2020

Suzanne Southard
Manager
6/3/2020

INVITE ANOTHER PERSON TO SIGN

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

WEFUNDER READY TO SUBMIT ANNUAL REPORT TO SEC

I MADE A MISTAKE, LET ME EDIT ANNUAL REPORT

About us
Our Profile
Jobs
Press
Blog
Charter
Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000
Founders
Raise Money
FAQ
Legal Primer
Deals
How to Raise Money
Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco